               Merrill Lynch, Pierce, Fenner & Smith Incorporated
                            4 World Financial Center
                            New York, New York 10080

                     Friedman, Billings, Ramsey & Co., Inc.
                             1001 19th Street North
                            Arlington, Virginia 22209

                                                                   June 27, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Elaine Wolff

                      Re:  MortgageIT Holdings, Inc.
                           Registration Statement on Form S-11
                           (File Number 333-125556)
                           ------------------------

Ladies and Gentlemen:

     Pursuant to Rule 460 of the General Rules and Regulations under the
Securities Act of 1933, as amended (the "Securities Act"), we, as on behalf of ourselves and the several Underwriters, wish to advise you that in connection with the above-captioned Registration Statement, copies of the Preliminary
Prospectus dated June 20, 2005 were distributed during the period June 20, 2005 through June 27, 2005 as follows:

                             Preliminary Prospectus
                             ----------------------

                                    8,124    to      6        Underwriters
                                      0      to      0        Dealers
                                    1,540    to    1,540      Institutions
                                    2,856    to    2,856      Other

     Reference is made to the letter from MortgageIT Holdings, Inc. (the
"Company"), dated June 27, 2005, requesting effectiveness of the Registration
Statement at 4:30 PM Eastern Standard Time on June 29, 2005. In accordance with
Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of the Company for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30
PM Eastern Standard Time on June 29, 2005, or as soon thereafter as practicable.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
Acting severally on behalf of themselves
 and the several Underwriters

By: Merrill Lynch, Pierce, Fenner & Smith Incorporated

By: /s/ MICHAEL CLARKE
    ---------------------------------------
    Name:  Michael Clarke
    Title: Vice President

By: Friedman, Billings, Ramsey & Co., Inc.

By: /s/ J. ROCK TONKEL
    ---------------------------------------
    Name:  J. Rock Tonkel
    Title: President and Head of Investment Banking

                                       2